UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934*
__________________________________________

CANNAE HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
13765N107
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13765N107	13G

1	NAME OF REPORTING PERSON William P. Foley II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	5	SOLE VOTING POWER 4,834,113(1)(2)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0*
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 3,834,113(1)(2)
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,834,113(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%(3)
12	TYPE OF REPORTING PERSON IN
1.The amounts reflected in the Sole Voting Power and Aggregate Amount Beneficially Owned by the Reporting Person are inclusive of 1,000,000 restricted stock units granted to the Reporting Person on February 28, 2024 which contain pass-through voting rights to the Reporting Person. Such restricted stock units are excluded from the Reporting Person's Sole Dispositive Power as the Reporting Person does not have the power to dispose of the shares underlying the restricted stock units until they vest.
2.The amount reflected in the Aggregate Amount Beneficially Owned by the Reporting Person is comprised of: (i) 748,299 shares held by Folco Development Corporation, of which the Reporting Person and his spouse are the sole shareholders, (ii) 236,011 shares held by the Foley Family Charitable Foundation, which is controlled by the Reporting Person and his spouse, (iii) 2,849,803 shares held directly by the Reporting Person, and (iv) 1,000,000 restricted stock units granted to the Reporting Person on February 28, 2024, which grant the Reporting Person pass-through voting rights over the underlying shares.
3.Calculated based on (i) 72,473,703 shares of Common Stock outstanding as of February 28, 2024, as reported to the Reporting Person by the Issuer plus (ii) 1,000,000 unvested restricted stock units which convert to shares of Common Stock of the Issuer upon vesting and over which the Reporting Person has voting power.

CUSIP No. 13765N107	13G

Explanatory Note
The Reporting Person is filing this Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended, by virtue of the Reporting Person’s beneficial ownership exceeding five percent of the outstanding shares of Common Stock (as defined below) as of December 31, 2023 as a result of repurchases by the Issuer (as defined below). The Reporting Person has not acquired beneficial ownership of additional Common Stock within the last 12 months that, in the aggregate, would equate to more than two percent of the total outstanding Common Stock of Issuer.

Item 1(a).    Name of Issuer
Cannae Holdings, Inc. ("Issuer")
Item 1(b).    Address of Issuer's Principal Executive Offices
C/O Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, Nevada 89138
Item 2(a).    Name of Person Filing
William P. Foley, II ("Reporting Person")
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of each Reporting Person is:
1701 Village Center Circle
Las Vegas, Nevada 89134
Item 2(c).    Citizenship
United States of America
Item 2(d).    Title of Class of Securities
Cannae common stock, $0.0001 par value ("Common Stock")
Item 2(e).    CUSIP Number
13765N107
Item 3.        Not applicable.
Item 4.        Ownership
(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 on the cover page which relate to the beneficial ownership of the Common Stock of the Issuer, as of February 28, 2024, are incorporated herein by reference.
As of the date hereof, the Reporting Person beneficially owns 4,834,113 shares of Common Stock, consisting of: (i) 748,299 Shares held by Folco Development Corporation, of which the Reporting Person and his wife are the sole shareholders, (ii) 236,011 Shares held by the Foley Family Charitable Foundation, which is controlled by the Reporting Person and his wife, (iii) 2,849,803 shares held directly by the Reporting Person, and (iv) 1,000,000 restricted stock units granted to the Reporting Person on February 28, 2024, which grant the Reporting Person pass-through voting rights over the underlying shares.

As of December 31, 2023, the Reporting Person held 3,834,113 shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.
Item 8.        Identification and Classification of Members of the Group
Not applicable.
Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 28, 2024
		By:	/s/William P. Foley II
		Name:	William P. Foley II

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